

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 21, 2006

Via U.S. mail and facsimile

Mr. John Pimentel
Chief Executive Officer
World Waste Technologies, Inc.
13500 Evening Creek Drive, Suite 440
San Diego, CA 92128

> **Re:** **World Waste Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 7, 2006**
> **File No. 333-136062**

Dear Mr. Pimentel:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your financial statements and related information in your filing to the quarter ended September 30, 2006.

Risk Factors, page 9

We may become subject to liability and incur…, page 14

2. Please remove your reference to the staff of the SEC, as this language implies that the staff has approved your revised accounting treatment.

Selling Stockholders, page 51

3. We reissue comment 10 of our letter dated October 27, 2006 with respect to the percentage of your common stock to be owned after completion of this offering, as it does not appear that this information has been provided.

Item 26. Recent Sales of Unregistered Securities

4.   We note your response to comment 13 of our letter dated October 27, 2006. Please revise further to specify for each issuance the exemption relied upon and the facts to support your reliance.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Lawrence P. Schnapp
       Troy & Gould Professional Corporation
       1801 Century Park East, Suite 1600
       Los Angeles, CA 90067